April 8, 2009
Via EDGAR and Federal Express
Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Mail Stop 7010
Washington, D.C. 20549-3638
Attention: H. Roger Schwall, Assistant Director

Re:	Delta Petroleum Corporation
Registration Statement on Form S-3
Filed March 3, 2009, amended March 10, 2009
File No. 333-157644
Dear Mr. Schwall:
     On behalf of Delta Petroleum Corporation (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 1, 2008 (the “SEC Letter”), regarding the above-referenced filing. In connection herewith, the Company has filed by EDGAR a Pre-Effective Amendment No. 2 to Form S-3, which incorporates the changes made in response to the comments in the SEC Letter, as well as certain other updated information.
     We have enclosed a copy of the Pre-Effective Amendment No. 2 to Form S-3 marked to show changes from the Pre-Effective Amendment No. 1 to Form S-3.
     For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence. Responses are numbered to reference the appropriate comment number. Page references appearing in the comment responses below refer to pages in the enclosed marked copy of the Pre-Effective Amendment No. 2 to Form S-3.
Incorporation by Reference, page 2
     Comment 1: We note your disclosure that you intend to incorporate by reference information from your Form 10-K for your fiscal year ended December 31, 2008. This Form 10-K incorporates by reference its Part III information from your definitive proxy statement, which is not yet filed. In order to have a complete Section 10(a) prospectus, you must either file the definitive proxy statement before the Form S-3 is declared effective or include the Part III information in an amended Form 10-K. See generally Securities Act Forms Compliance and

Securities and Exchange Commission
April 8, 2009

Disclosure Interpretations, Question 123.01, at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.
          Response: The Company filed its definitive proxy statement for its 2009 annual meeting on April 8, 2009. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 incorporates by reference its Part III information from this definitive proxy statement.
Description of Guarantees of Debt Securities, page 16
     Comment 2: We note your disclosure that your subsidiaries “may issue guarantees of debt securities . . . under a supplement to an indenture” and the related disclosure under the third bullet point that these guarantees may be “conditional or unconditional”. Please provide us with your analysis to support that such guarantees may be registered on this Form S-3. See General Instruction I.C. to Form S-3.
          Response: We removed the third bullet point under “Description of Guarantees of Debt Securities” and we added the words “full and unconditional” in the first sentence of that section. Consequently, in accordance with General Instruction I.C. to Form S-3, the revised disclosure indicates that guarantees issued by our subsidiaries would be full and unconditional.
Opinion of Davis Graham & Stubbs (filed as Exhibit 5.1)
     Comment 3: Each time that you do a takedown of any of these securities, you must file a “clean” opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.
          Response: We confirm that each time the Company does a takedown of any securities under the Form S-3 that appropriate “clean” opinions of counsel will be filed as exhibits for such securities.
     Comment 4: The fifth paragraph of the opinion requires revision to eliminate inappropriate assumptions and to make the scope of the opinion clear and unambiguous. For example, counsel may not retain the assumptions it includes “to the extent that any of the Guarantors are incorporated under the laws of another jurisdiction.” Please obtain and file as an exhibit a new or revised opinion that either (1) is not limited as to jurisdictional scope or (2) includes the necessary opinions regarding the laws of all jurisdictions involved, including those of the states in which the guarantors are incorporated. If counsel will rely on a third party legal opinion or opinions for this purpose, it should make this clear. In that case, you will need to confirm that all required opinions will be filed as exhibits at the appropriate time. See also comment 3, above.
          Response: We have revised our legal opinion to delete the referenced assumption and to specifically include the Texas Revised Limited Partnership Act, as one of the Guarantors is a Texas limited partnership. In the event that there is a need to rely on a third party

Securities and Exchange Commission
April 8, 2009

for additional opinions, such required opinions will be filed as exhibits at the time that the Company does a takedown of any securities under the Form S-3.
     Comment 5: Ensure that the new or revised opinion addresses the units and their component parts, as appropriate.
          Response: We confirm that the revised opinion addresses the units and their component parts.
Closing Comments
     In connection with responding to the Staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Pre-Effective Amendment No. 2 to Form S-3.
     If you have any questions regarding the foregoing or the Pre-Effective Amendment No. 2 to Form S-3, please contact the undersigned at (303) 892-7514.

Sincerely,
/s/ Ronald R. Levine, II
Ronald R. Levine, II
for DAVIS GRAHAM & STUBBS LLP

Enclosures

cc:	Ted Freedman, Delta Petroleum Corporation